Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Reuters Group PLC
Commission File No.: 333-08354

The slides below form part of presentations given jointly by The Thomson Corporation and Reuters Group PLC on May 15, 2007 at 9:30 am, London time, and at 8:30 am, New York/Toronto time. The filing of these slides under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

Thomson-Reuters

Agenda

Opening Remarks                       David Thomson

Transaction summary                                  Niall FitzGerald

Introduction to Woodbridge           Geoff Beattie

The Thomson journey                     Dick Harrington

Thomson-Reuters                                      Tom Glocer

Financial highlights                    Bob Daleo

Conclusion                                          Tom Glocer

David Thomson

Niall FitzGerald

Transaction Highlights

Outcome of extensive discussion on strategic options for both companies

Creates a global leader in electronic information services, trading systems and news

Good for customers

Significant deliverable synergies

Dual listed company structure with pro forma capitalization of $35 billion1

Headline terms of offer for Reuters shareholders per share

352.5 pence in cash

Equity in Thomson-Reuters equivalent to 0.16 Thomson shares

Equivalent to 705p based on Thomson share price on May 3, 2007

Premium of 43% to undisturbed May 3, 2007 share price

Strategically compelling           Structurally persuasive           Financially attractive

1 Pro forma market capitalization as at close on 3 May 2007 and 705p for Reuters, less $9.1bn in cash payable to Reuters shareholders as part of the transaction; $/£ fx rate of 1.98

Strong Board and Governance

Dual listed companies will have identical Boards of 15 directors

Inaugural Boards will consist of

4 non executive directors from Woodbridge, including
the Chairman, David Thomson, and a Deputy Chairman, Geoff Beattie

5 current non executive directors of Reuters including a
Deputy Chairman, Niall FitzGerald, who is also the Senior
Independent Director

5 independent directors nominated by Thomson

CEO Tom Glocer

Compliant with applicable corporate governance standards

Reuters Founders Share Company

Reuters Founders Share Company has confirmed support for the transaction

Thomson-Reuters will adopt the Reuter Trust Principles and Reuters
Founders Share Company structure

Woodbridge will undertake to use its shareholding to support the Reuter
Trust Principles

Woodbridge will be exempt from shareholding limits so long as it remains under the control of the Thomson family

Geoff Beattie

The Woodbridge Company Limited

The primary investment vehicle for the Thomson family of
Toronto, Canada

Founded by the late Roy Thomson, Baron Thomson of Fleet and
Northbridge

Benefits from substantial liquidity and has consolidated net worth in excess of US$25 billion

Largest asset is its 70% stake (US$19 billion) in the Thomson
Corporation

Dick Harrington

A Combination of Leaders

Two customer-focused companies in a competitive marketplace

Intersection of two successful strategies

Combination positions us as a leader in the information services industry

How We Got Here

A decade in the making

Successfully adapted to rapidly changing markets

Now the leader in the transition to electronic workflow solutions

Thomson - Reuters

Size:      $33B

Size:      $20B

Legal

Scientific

Healthcare

Tax &
Accounting

Leading News Provider

Sales and
Trading

Media

Enterprise

Investment
Banking,
Investment
Management
and
Corporates

Professional

Financial

A global leader in electronic information services, trading systems and news

Professional Group

Multiple growth opportunities in four key areas

High proportion of electronic revenues – 72% and growing

High level of recurring revenues – over 80%

Legal

66%

Healthcare 8%

           Scientific

13%

Tax & Accounting 13%

Financial
$6.7B / 59%

Professional

$4.6B / 41%

Pro forma $11.4B

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Professional Group – Growing & Profitable

Adj. OI Margins

27.4%

27.1%

27.6%

28.4%

29.3%

USD$ millions

$0

$1,000

$2,000

$3,000

$4,000

$5,000

2002

2003

2004

2005

2006

Adj. Operating Profit

Revenue

*Adjusted operating profit excludes corporate costs and amortization.

*

A Combination of Leaders

Significant opportunity ahead

Excellent integration track record

Accomplished management team

Strong together - strategically, operationally and financially

Timing is Right

Tom Glocer

Industry Context

Rapidly evolving information services markets

Shift to electronic delivery

Globalization drives the value of scale

Value of hard news increasing

Shape of the financial industry is changing

Electronic trading; high value content; machine readable data; new markets

Mergers amongst customers and exchanges

Consortia seek to control transaction and information markets

Thomson-Reuters will have the scale and breadth to partner, compete and prosper

Our Vision

To be the number one provider of electronic
information services, trading systems and
news for professionals in knowledge-based
industries

Thomson-Reuters

Creates a global leader in electronic information services, trading systems and news for professionals in knowledge based industries

Meets customers’ growing demand for broader, faster and more deeply integrated information and solutions

Positioned for growth in two business segments – Financial Services and
Professional Services

Significant deliverable synergies

Combination of two strong, experienced management teams

Dual listed company structure to allow shareholders to participate in future value creation

A well capitalized industry leader

A leading provider of information, solutions & trading

The total addressable market is $53
billion, growing at 5% - 6% per year

High proportion of electronic
revenue – 88%

Recurring revenue of 86%

Financial
$6.7B / 59%

Pro forma $11.4B

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Professional

$4.6B / 41%

2006 revenue by division

Complementary Geographies

Pro forma

EMEA
54%

Asia-Pacific
3%

Europe  14%

Asia
18%

Asia-Pacific $1.0B
9%

Thomson

Reuters

Americas
$6.9B
60%

Americas
83%

Americas
28%

EMEA
$3.5B
31%

2006 Reuters geographic split

2006 Thomson geographic split

2006 pro forma geographic split

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Reuters – A Leader In Financial Services

Geography

Europe & Asia

North America

Customer

Sell side

Buy side / corporate

Co

nt

ent

News / real time

Historical / analytical data

Electro

nic trading

FX

/ Cross

-

asset

Fixed income

Complementary

portfolio

strengths

Enterprise

platforms

Trading rooms

Risk management

Portfolio management

Equity settlement

Strong and Experienced Team

Thomson

Reuters

CEO

Tom Glocer

CFO

Bob Daleo

CTO

Mike

Wilens

CEO Reuters

Devin Wenig

CEO

Professional

Jim Smith

HR

Stephen

Dando

Others

Editor in
Chief

David
Schlesinger

Bob Daleo

Reuters Core Plus Transformation
THOMSONplus
110
90
150
300
150
2008
2009
2010

Large Deliverable Synergies

Synergies at an annual run rate in
excess of $500 million expected by the
end of the third year after closing

Efficiencies and rationalization of
shared technology platforms,
distribution, third party content and
corporate services

In addition to anticipated cost saving
benefits from Thomsonplus and Reuters
Core Plus initiatives

Strong track record of delivery on
business transformation programs

Combination synergies

Projected savings from existing programs

Source:  Public filings and investor presentations

Reuters figures converted into US dollars at an exchange rate of 2.00

Pro forma key metrics

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.

1 Pro forma market capitalization as at close on 3 May 2007, less $9.1bn in cash payable to Reuters shareholders as part of the transaction; $/£ fx rate of 1.98

2 Thomson net debt, as at year end, is adjusted for the net proceeds from the sale of the Thomson Learning Higher Education Group

3 FCF excludes discontinued operations

Strong cash flows and balance
sheet strength

Pro forma free cash flow of
$1.5B

Net debt/ EBITDA 2.6x

Considerable scope to maintain
shareholder returns with
flexibility to invest

Combined $4.3B returned to
shareholders over past three
years

Creation Of A Well Capitalized Market Leader

Thomson

Reuters

PF

Market

capitaliz

ation

1

$

26.9

B

$

17.2B

$

35

.0

B

N

et debt

2

(

$

2.5

B)

$0.7

B

$

7.

3

B

N

et debt /

2006

EBITDA

(1.3

x

)

0.8

x

2.6

x

2006

FCF

3

$1.1

B

$0.4

B

$1.5

B

Dual Listed Company Benefits All Shareholders

Thomson and Reuters shareholders able to remain invested

Value creation from the combination accrues to both sets of
shareholders

Listings maintained in Toronto, London and New York

Continued index inclusion anticipated on LSE and TSX

Dual Listed Company Structure

Thomson
Assets

Thomson-
Reuters PLC

Thomson-
Reuters Corp.

76% Economic Interest

24% Economic Interest

Current Thomson Shareholders

Current Reuters Shareholders

Cross Guarantees

Reuters
Assets

Combined
Business

Equalization Agreement

Dual Listed Company Shares

1.3B diluted
Reuters shares

Cash

TOC
Shares

50%

50%

Apply 0.160 equalization

Total T-R PLC shares = 210mm

+ Current TOC shares = 644mm

Total Thomson-Reuters = 854mm

Source: Bear Stearns, TOC Q1 reports

Tom Glocer

Next Steps

      Founders Share Company support

Antitrust Clearances

Thomson and Reuters shareholder approval documentation

Court Meeting and Shareholder Meetings

Woodbridge (70% Thomson holder) has committed to approve

Closing

Conclusion

Creates a global leader in electronic information services, trading systems and news

Financial and Professional divisions with enhanced growth prospects

Significant value creation through deliverable synergies

Proven and experienced management teams

Dual listed companies structure benefits both sets of current shareholders

A transformational transaction

Appendices

Source: Public filings and investor presentations. Refer to Special Notes for a more detailed explanation of proforma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Thomson Free Cash Flow excludes discontinued operations.

December 2006

Thomson-Reuters PF

Thomson-Reuters Financial Overview

Revenues

,

2006

$6,6

22

m

$4,721m

$11,343

m

EBITDA

,

2006

$1,9

3

5m

$863m

$2,

798

m

   Margin (%)

29.

2

%

18.3%

24.

7

%

EBITA

,

2006

$1,496

m

$64

8m

$2,144

m

   Margin (%)

2

2

.6%

13.7

%

18

.

9

%

Free cash flow

,

2006

$1,08

1

m

$414m

$1

,

49

5

m

Thomson-Reuters Financial Fit

2006
Revenue
by division

2006
Revenue by
geography

2006
Revenue
by type

2006 digital delivery

100%

88%

Healthcare  6%

Legal
46%

Financial
30%

Scientific  9%

Tax & Accounting  9%

Sales & trading
66%

Research &
AM  12%

Enterprise
16%

Media  7%

Healthcare  4%

Legal
27%

Financial
59%

Scientific  5%

Tax & Accounting  5%

EMEA  14%

Americas
83%

Asia  3%

EMEA  54%

Americas
28%

Asia  18%

EMEA  31%

Americas

60%

Asia  9%

Recurring
83%

Other  17%

Recurring
92%

Recurring
86%

Other  8%

Other  14%

Thomson-Reuters PF

80%

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Equalization Ratio Calculation

Equalization Ratio Calculation (As of close on May 3, 2007)

A

Offer Price

705

p

B

Cash Component

352.5

p

C

Equity Component

352.5

p

D

Spot TOC Cad Price

$48.46

E

Spot FX Rate  $C / £

2.198

F

Resulting Equalization Ratio

0.160

=(C / (D/E) )

Special note

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation includes forward-looking statements, such as Thomson’s and Reuters’ beliefs and expectations regarding the proposed combination of the two businesses.  These statements are based on certain assumptions and reflect Thomson’s and Reuters’ current expectations.  Forward-looking statements also include statements about Thomson’s and Reuters’ beliefs and expectations related to the proposed transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.  There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized.  The proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met.  All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction;
the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed
Transaction-related issues.  Additional  factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and
Reuters’ respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made.  Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.  Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s web site at
www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US.  For
further information about the public reference room, call the SEC at +1 800 732 0330.

Non-GAAP financial measures (including pro forma financial information)

This presentation contains disclosures of certain non-GAAP financial measures.  Please see the “Investor Relations” sections of www.thomson.com or www.reuters.com for a reconciliation of each of these measures to the most directly comparable GAAP financial measure.

Pro forma financial amounts for 2006 included in this presentation are derived from the published financial statements of Thomson Corporation and Reuters Group plc for the year ended 31 December 2006 and the first quarter 2007 results announcement of the Thomson Corporation. Thomson prepares its financial statements under
Canadian generally accepted accounting principles ('Canadian GAAP') and Reuters prepares its financial statements under International Financial Reporting Standards
('IFRS'). Canadian GAAP and IFRS differ in certain significant respects. For the purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the pro forma information presented herein.

In addition this pro forma information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and
Exchange Commission.

Both Thomson and Reuters use 'non-GAAP' measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for EBITDA, EBITA, free cash flow and net debt are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.

Contacts

The Thomson Corporation                    Reuters

Investors

Frank J Golden                                                                       Miriam McKay

Vice President, Investor Relations                           Global Head of Investor Relations

+1 (203) 539 8470                                                                +44 (0)20 7542 7057

frank.golden@thomson.com                                          miriam.mckay@reuters.com

Media

Jason Stewart    Ed Williams

Vice President, Media Relations Director of Corporate Affairs

+1 (203) 539 8339                                                               +44 (0)20 7542 6005

jason.stewart@thomson.com                                        ed.williams@reuters.com

James Leviton                                                                         Nick Claydon

+44 (0)20 7251 3801                                                          +44 (0)7974 982547

james.leviton@finsbury.com                                          Nclaydon@brunswickgroup.com